UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Precision Optics Corporation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

740294301

(CUSIP Number)

John Shin, Esq.

Silverman Shin Byrne & Gilchrest PLLC

381 Park Avenue South

New York, NY 10016

(212) 779-8600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740294301

1	NAME OF REPORTING PERSONS Hershey Management I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,166,667
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,166,667
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,166,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 740294301

1	NAME OF REPORTING PERSONS Hershey strategic capital, lp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,166,667
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,166,667
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,166,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 740294301

1	NAME OF REPORTING PERSONS Hershey Strategic Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,166,667
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,166,667
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,166,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 740294301

Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 each (“Common Stock”) of Precision Optics Corporation, Inc., a Massachusetts corporation (the “Issuer”). The Issuer’s principal executive officers are located at 22 East Broadway, Gardner MA 01440.

Item 2.     Identity and Background.

(a) This Statement is being joint filing by Hershey Management I, LLC, Hershey Strategic Capital, LP and Hershey Strategic Capital GP, LLC (the “Reporting Persons”). Hershey Management I, LLC, a Delaware limited liability company, is the investment advisor of Hershey Strategic Capital, LP, a Delaware limited partnership. Hershey Strategic Capital GP, LLC, a Delaware limited liability company, is the general partner of Hershey Strategic Capital, LP. Adam Hershey is the sole managing member of both Hershey Management I, LLC and Hershey Strategic Capital GP, LLC. As the investment advisor, Hershey Management I, LLC has the voting and dispositive power with respect to all of the shares of Common Stock owned by Hershey Strategic Capital, LP.

(b) The principal office and business address of the Reporting Persons is 888 7th Avenue, 17th Floor, New York, New York 10019.

(c) The principal business of the Reporting Persons is to invest in equity and equity-related securities and other securities of any kind or nature.

(d) and (e) The Reporting Persons have not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement, dated as of July 1, 2014 (the “Purchase Agreement”), among the Issuer, Hershey Strategic Capital, LP and other investors, Hershey Strategic Capital, LP purchased from the Issuer 1,166,667 shares of Common Stock for a purchase price of $700,000.

The sources of funds used for the above described purchase by Hershey Strategic Capital, LP was its working capital. None of the funds used in connection with such purchases were borrowed by Hershey Strategic Capital, LP.

CUSIP No. 740294301

Item 4.     Purpose of Transaction.

The Reporting Persons consider the Common Stock that they beneficially own investments made in their ordinary course of business. As described below under Item 6, pursuant to the Purchase Agreement, one of the then current directors will resign and Hershey Strategic Capital, LP is entitled to designate two members of the Issuer’s board of directors, one of whom will be Chairman. If either of the directors designated by Hershey Strategic Capital, LP (an “Investor Director”) resigns from the Board of Directors before the third anniversary of the closing date of the transaction reflected in the Purchase Agreement (the “Transaction”), Hershey Strategic Capital, LP has the right to appoint an additional member of the Board of Directors of the Issuer, provided that funds and accounts managed Hershey Strategic Capital, LP at such time own more than one-half the number of shares purchased by Hershey Strategic Capital, LP in the Transaction.

On July 9, 2014, Richard E. Forkey resigned as a director of the Issuer and Hershey Strategic Capital, LP designated Peter H. Woodward and Dr. Kenneth S. Schwartz to the board of directors of the Issuer and such designees were so appointed.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer, including the Issuer’s business, financial condition and operating results, general market and industry conditions and other investment opportunities and, based upon such review, acquire additional shares of Common Stock or other securities of the Issuer, or dispose of the shares of Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

Except as set forth herein, the Reporting Persons have no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own 1,166,667 shares of Common Stock, representing 18.9% of the outstanding shares of Common Stock (based upon 4,455,134 shares of Common Stock outstanding as of April 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2014, plus the 1,717,152 shares of Common Stock issued in the offering of which the Transaction was a part).

(b) As the investment advisor, Hershey Management I, LLC, has the power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

(c) No transactions in the Common Stock were effected by the Reporting Persons in the last 60 days.

(d) and (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Securities Purchase Agreement

As described above, pursuant to the Purchase Agreement, Hershey Strategic Capital, LP purchased from the Issuer 1,166,667 shares of Common Stock.

CUSIP No. 740294301

In addition, pursuant to the Purchase Agreement, within 10 days of the closing date of the Transaction, one of the then current directors of the Issuer is required to resign and Hershey Strategic Capital, LP is entitled to designate two members of the Issuer’s board of directors, one of whom will be Chairman. If either Investor Director resigns from the Board of Directors before the third anniversary of the closing date of the Transaction, Hershey Strategic Capital, LP has the right to appoint an additional member of the Board of Directors of the Issuer, provided that funds and accounts managed Hershey Strategic Capital, LP at such time own more than one-half the number of shares purchased by Hershey Strategic Capital, LP in the Transaction.

On July 9, 2014, Richard E. Forkey resigned as a director of the Issuer and Hershey Strategic Capital, LP designated Peter H. Woodward and Dr. Kenneth S. Schwartz to the board of directors of the Issuer and such designees were so appointed.

Registration Rights Agreement

In connection with the Purchase Agreement, the Issuer, Hershey Strategic Capital, LP and other investors in the Transaction entered into a Registration Rights Agreement, dated as of July 1, 2014 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement registering the Common Stock issued pursuant to the Purchase Agreement.

The foregoing summaries of the agreements and instruments are qualified in their entirety by reference to the copies of such agreements and instruments which are incorporated by this reference.

Item 7.     Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Securities Purchase Agreement, dated as of July 1, 2014, among the Issuer, Hershey Strategic Capital, LP and other investors (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed July 7, 2014)
2.	Registration Rights Agreement, dated as of July 1, 2014, among the Issuer, Hershey Strategic Capital, LP and other investors (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed July 7, 2014)
3.	Letter Agreement, dated July 9, 2014 among Hershey Strategic Capital, LP and Peter Woodward
4.	Letter Agreement, dated July 9, 2014 among Hershey Strategic Capital, LP and Kenneth S. Schwartz
5.	Joint Filing Agreement, dated July 9, 2014 among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2014

Hershey Management I, LLC

By:	/s/ Adam Hershey
Adam Hershey, Managing Member

Hershey Strategic Capital, LP
By: Hershey Strategic Capital GP, LLC,
general partner

By:	/s/ Adam Hershey
Adam Hershey, Managing Member

Hershey Strategic Capital gp, llc

By:	/s/ Adam Hershey
Adam Hershey, Managing Member